Exhibit 99.1
CONSOLIDATED BALANCE SHEETS

		As at
		September 30,	December 31,
(UNAUDITED) (Cdn$ millions)	Notes	2022	2021
ASSETS
Cash		225.5	13.5
Accounts receivable		400.0	314.3
Prepaids and deposits		17.0	7.4
Derivative asset	18	139.9	75.7
Total current assets		782.4	410.9
Derivative asset	18	111.8	144.8
Other long-term assets		6.4	6.4
Exploration and evaluation	3, 4	108.6	48.8
Property, plant and equipment	4, 5	8,892.2	7,687.3
Right-of-use asset	8	78.9	91.4
Goodwill	4	203.9	211.5
Deferred income tax		253.4	570.1
Total assets		10,437.6	9,171.2
LIABILITIES
Accounts payable and accrued liabilities		503.8	450.7
Dividends payable		44.9	43.5
Current portion of long-term debt	7	544.2	278.1
Derivative liability	18	78.1	159.6
Other current liabilities	6	101.6	100.3
Total current liabilities		1,272.6	1,032.2
Long-term debt	7	912.6	1,692.1
Derivative liability	18	0.7	5.3
Other long-term liabilities		31.7	35.8
Lease liability	8	101.0	115.9
Decommissioning liability	9	643.4	884.6
Deferred income tax		262.6	—
Total liabilities		3,224.6	3,765.9
SHAREHOLDERS’ EQUITY
Shareholders’ capital	10	16,505.3	16,706.9
Contributed surplus		16.2	17.5
Deficit	11	(9,946.6)	(11,848.7)
Accumulated other comprehensive income		638.1	529.6
Total shareholders' equity		7,213.0	5,405.3
Total liabilities and shareholders' equity		10,437.6	9,171.2
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) (Cdn$ millions, except per share and shares outstanding amounts)		Three months ended September 30		Nine months ended September 30
	Notes	2022	2021	2022	2021
REVENUE AND OTHER INCOME
Oil and gas sales	20	1,097.3	826.7	3,476.5	2,306.1
Purchased product sales		24.1	12.7	73.7	24.0
Royalties		(150.9)	(101.5)	(470.0)	(294.0)
Oil and gas revenue		970.5	737.9	3,080.2	2,036.1
Commodity derivative gains (losses)	13, 18	163.5	(110.3)	(446.1)	(459.5)
Other income	14	28.9	8.8	52.0	88.9
		1,162.9	636.4	2,686.1	1,665.5
EXPENSES
Operating		185.0	157.7	534.2	471.1
Purchased product		24.6	13.2	75.0	24.9
Transportation		35.9	30.6	101.7	87.9
General and administrative		21.4	23.8	62.0	69.2
Interest	15	9.4	19.5	47.5	69.8
Foreign exchange loss	16	7.8	9.6	14.6	6.4
Share-based compensation		5.1	7.2	28.2	20.8
Depletion, depreciation and amortization	3, 5, 8	247.2	217.7	706.4	566.4
Impairment reversal	5	—	—	(1,484.9)	(2,514.4)
Accretion and financing	8, 9	6.7	5.3	18.3	16.3
		543.1	484.6	103.0	(1,181.6)
Net income before tax		619.8	151.8	2,583.1	2,847.1

Tax expense
Current		—	—	—	—
Deferred		153.4	74.3	601.6	604.6
Net income		466.4	77.5	1,981.5	2,242.5

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		86.9	35.1	108.5	20.2
Comprehensive income		553.3	112.6	2,090.0	2,262.7

Net income per share
Basic		0.83	0.13	3.47	3.97
Diluted		0.82	0.13	3.44	3.93

Weighted average shares outstanding
Basic		563,555,121	581,984,263	570,579,943	564,859,023
Diluted		567,435,208	587,056,165	575,196,393	570,652,779
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) (Cdn$ millions, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2020		16,451.5	19.7	(14,166.1)	517.7	2,822.8
Issued on capital acquisitions		264.5				264.5
Redemption of restricted shares		7.2	(7.4)	1.0		0.8
Share issue costs, net of tax		(0.3)				(0.3)
Share-based compensation			5.4			5.4
Stock options exercised		0.1	(0.1)			—
Net income				2,242.5		2,242.5
Dividends ($0.0375 per share)				(21.8)		(21.8)
Foreign currency translation adjustment					20.2	20.2
September 30, 2021		16,723.0	17.6	(11,944.4)	537.9	5,334.1

December 31, 2021		16,706.9	17.5	(11,848.7)	529.6	5,405.3
Redemption of restricted shares	10	4.6	(4.7)	2.4		2.3
Common shares repurchased for cancellation	10	(207.7)				(207.7)
Share-based compensation	17		4.8			4.8
Stock options exercised	17	1.5	(1.4)			0.1
Net income				1,981.5		1,981.5
Dividends ($0.1450 per share)				(81.8)		(81.8)
Foreign currency translation adjustment					108.5	108.5
September 30, 2022		16,505.3	16.2	(9,946.6)	638.1	7,213.0
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended September 30		Nine months ended September 30
(UNAUDITED) (Cdn$ millions)	Notes	2022	2021	2022	2021
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income		466.4	77.5	1,981.5	2,242.5
Items not affecting cash
Other income		(27.7)	(10.3)	(43.4)	(87.8)
Deferred tax expense		153.4	74.3	601.6	604.6
Share-based compensation		1.6	1.5	4.6	4.9
Depletion, depreciation and amortization	3, 5, 8	247.2	217.7	706.4	566.4
Impairment reversal	5	—	—	(1,484.9)	(2,514.4)
Accretion	9	5.3	3.7	14.0	11.4
Unrealized (gains) losses on derivatives	18	(349.5)	3.2	(117.3)	228.5
Translation of US dollar long-term debt	16	76.9	53.7	107.6	(20.0)
Realized gain on cross currency swap maturity	16	—	(27.8)	(63.8)	(3.9)
Decommissioning expenditures	9	(5.9)	(3.0)	(16.8)	(11.3)
Change in non-cash working capital	19	79.3	23.7	(86.8)	(17.5)
		647.0	414.2	1,602.7	1,003.4
INVESTING ACTIVITIES
Development capital and other expenditures	3, 5	(324.2)	(198.1)	(762.5)	(433.2)
Capital acquisitions	4	(88.2)	(0.9)	(89.4)	(672.7)
Capital dispositions	4	244.1	3.8	284.8	98.9
Other long-term assets		—	21.9	—	21.9
Change in non-cash working capital	19	17.3	61.6	25.3	40.8
		(151.0)	(111.7)	(541.8)	(944.3)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		—	(0.2)	—	(0.6)
Common shares repurchased for cancellation	10	(75.1)	—	(207.7)	—
Increase (decrease) in bank debt, net	19	(180.2)	(305.9)	(338.5)	188.3
Repayment of senior guaranteed notes	19	—	—	(281.8)	(217.6)
Realized gain on cross currency swap maturity	16, 19	—	27.8	63.8	3.9
Payments on principal portion of lease liability	8, 19	(5.1)	(5.4)	(15.3)	(15.6)
Cash dividends	19	(44.9)	(19.0)	(81.8)	(21.8)
Change in non-cash working capital	19	17.9	17.5	11.4	17.7
		(287.4)	(285.2)	(849.9)	(45.7)
Impact of foreign currency on cash balances		1.0	0.3	1.0	(0.2)
INCREASE IN CASH		209.6	17.6	212.0	13.2
CASH AT BEGINNING OF PERIOD		15.9	4.4	13.5	8.8
CASH AT END OF PERIOD		225.5	22.0	225.5	22.0
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes paid	—	—	—	—
Cash interest paid	(1.5)	(7.0)	(40.5)	(56.2)

CRESCENT POINT ENERGY CORP.	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2022 (UNAUDITED)
1.STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These interim consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on October 25, 2022.
2.BASIS OF PREPARATION
These interim consolidated financial statements are presented under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared following the same accounting policies as the annual consolidated financial statements for the year ended December 31, 2021. Certain information and disclosures included in the notes to the annual consolidated financial statements are condensed herein or are disclosed on an annual basis only. Accordingly, these interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2021.
The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of October 25, 2022, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” and "US dollars" are to United States ("U.S.") dollars.
3.EXPLORATION AND EVALUATION ASSETS

($ millions)	September 30, 2022	December 31, 2021
Exploration and evaluation assets at cost	1,462.9	1,613.3
Accumulated amortization	(1,354.3)	(1,564.5)
Net carrying amount	108.6	48.8

Reconciliation of movements during the period
Cost, beginning of period	1,613.3	1,736.1
Accumulated amortization, beginning of period	(1,564.5)	(1,649.7)
Net carrying amount, beginning of period	48.8	86.4

Net carrying amount, beginning of period	48.8	86.4
Acquisitions through business combinations	28.0	18.6
Additions	87.2	57.8
Dispositions	(10.9)	(5.4)
Transfers to property, plant and equipment	(32.1)	(57.5)
Amortization	(12.4)	(51.0)
Foreign exchange	—	(0.1)
Net carrying amount, end of period	108.6	48.8
Impairment test of exploration and evaluation assets
There were no indicators of impairment at September 30, 2022.

CRESCENT POINT ENERGY CORP.	5

4.CAPITAL ACQUISITIONS AND DISPOSITIONS
In the nine months ended September 30, 2022, the Company incurred $3.3 million (nine months ended September 30, 2021 - $12.2 million) of transaction costs related to acquisitions through business combinations and dispositions that were recorded as general and administrative expenses.
a) Major property acquisitions and dispositions
Saskatchewan Viking disposition
On July 6, 2022, the Company disposed of its non-core Saskatchewan Viking assets for consideration of $244.1 million. These assets had a net carrying value of $220.8 million, resulting in a gain of $23.3 million.
Kaybob Duvernay acquisition
On August 31, 2022, the Company acquired certain Kaybob Duvernay assets for total consideration of $87.0 million.
b) Minor property acquisitions and dispositions
In the nine months ended September 30, 2022, the Company completed minor property acquisitions and dispositions for net consideration received of $38.3 million. These assets had a net carrying value of $35.5 million, resulting in a gain of $2.8 million.
The following table summarizes the major and minor property acquisitions and dispositions:

($ millions)	Saskatchewan Viking Disposition	Kaybob Duvernay Acquisition	Other minor dispositions, net
Cash	244.1	(87.0)	38.3
Consideration (paid) received	244.1	(87.0)	38.3

Exploration and evaluation	—	28.0	(10.9)
Property, plant and equipment	(254.2)	61.8	(29.6)
Goodwill	(6.8)	—	(0.8)
Decommissioning liability	40.2	(2.8)	5.8
Fair value of net assets acquired (Carrying value of net assets disposed)	(220.8)	87.0	(35.5)

Gain on capital dispositions	23.3	—	2.8

CRESCENT POINT ENERGY CORP.	6

5.PROPERTY, PLANT AND EQUIPMENT

($ millions)	September 30, 2022	December 31, 2021
Development and production assets	22,837.3	23,402.9
Corporate assets	125.6	123.2
Property, plant and equipment at cost	22,962.9	23,526.1
Accumulated depletion, depreciation and impairment	(14,070.7)	(15,838.8)
Net carrying amount	8,892.2	7,687.3

Reconciliation of movements during the period
Development and production assets
Cost, beginning of period	23,402.9	23,584.1
Accumulated depletion and impairment, beginning of period	(15,762.6)	(19,265.2)
Net carrying amount, beginning of period	7,640.3	4,318.9

Net carrying amount, beginning of period	7,640.3	4,318.9
Acquisitions through business combinations	64.6	953.8
Additions	498.1	736.5
Dispositions	(286.6)	(243.7)
Transfers from exploration and evaluation assets	32.1	57.5
Depletion	(675.1)	(708.5)
Impairment reversal	1,484.9	2,514.4
Foreign exchange	91.3	11.4
Net carrying amount, end of period	8,849.6	7,640.3

Cost, end of period	22,837.3	23,402.9
Accumulated depletion and impairment, end of period	(13,987.7)	(15,762.6)
Net carrying amount, end of period	8,849.6	7,640.3

Corporate assets
Cost, beginning of period	123.2	120.7
Accumulated depreciation, beginning of period	(76.2)	(67.6)
Net carrying amount, beginning of period	47.0	53.1

Net carrying amount, beginning of period	47.0	53.1
Additions	1.9	2.5
Depreciation	(6.4)	(8.6)
Foreign exchange	0.1	—
Net carrying amount, end of period	42.6	47.0

Cost, end of period	125.6	123.2
Accumulated depreciation, end of period	(83.0)	(76.2)
Net carrying amount, end of period	42.6	47.0
Direct general and administrative costs capitalized by the Company during the nine months ended September 30, 2022 were $36.1 million (year ended December 31, 2021 - $45.1 million), including $11.0 million of share-based compensation costs (year ended December 31, 2021 - $14.3 million).
Impairment test of property, plant and equipment ("PP&E")
At September 30, 2022, there were no indicators of impairment or impairment reversal.

CRESCENT POINT ENERGY CORP.	7

2022 Impairment Reversal
At March 31, 2022, the significant increase in forecast benchmark commodity prices and the increase in the Company's market capitalization since the last impairment test at June 30, 2021, were indicators of impairment reversal. As a result, a test for impairment reversal was conducted and the Company prepared estimates of future cash flows to determine the recoverable amount of the respective assets.
The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of PP&E at March 31, 2022:

	2022 (1)	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032 (3)
WTI ($US/bbl) (2)	94.17	84.05	75.38	74.41	75.90	77.42	78.97	80.55	82.16	83.80	85.48
Exchange Rate ($US/$Cdn)	0.800	0.800	0.800	0.800	0.800	0.800	0.800	0.800	0.800	0.800	0.800
WTI ($Cdn/bbl)	117.71	105.06	94.23	93.01	94.88	96.78	98.71	100.69	102.70	104.75	106.85
AECO ($Cdn/mmbtu) (2)	5.18	4.18	3.38	3.34	3.41	3.48	3.54	3.61	3.69	3.76	3.84
(1)Effective April 1, 2022.
(2)The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing the impairment tests.
(3)Forecast benchmark commodity prices are assumed to increase by 2.0% in each year after 2032 to the end of the reserve life. Exchange rates are assumed to be constant at 0.800.
At March 31, 2022, the Company determined that the recoverable amount of the Southeast Saskatchewan, Southwest Saskatchewan, Alberta and Northern U.S. cash-generating units ("CGUs") exceeded their carrying amount. The full amounts of the impairment reversals were attributed to PP&E and, as a result, impairment reversals of $1.54 billion were recognized in net income. The impairment reversal was due to the significant increase in forecast benchmark commodity prices used in impairment testing at March 31, 2022 compared to June 30, 2021.
At September 30, 2022, the after tax impairments that can be reversed in future periods for each CGU, net of depletion had no impairment loss been recognized in prior periods, were $1.08 billion for Southeast Saskatchewan, $780.9 million for Southwest Saskatchewan, $10.8 million for Alberta and nil for Northern U.S.
The following table summarizes the impairment reversal for the three months ended March 31, 2022 by CGU:

CGU ($ millions, except %)	Operating segment	Recoverable amount	Discount rate	Impairment reversal	Impairment reversal, net of tax
Southeast Saskatchewan	Canada	3,413.8	15.00%	806.0	605.3
Southwest Saskatchewan	Canada	1,715.0	15.00%	419.4	315.0
Alberta	Canada	2,567.1	15.00%	244.2	183.4
Northern U.S.	U.S.	1,093.8	15.00%	71.3	52.6
Total impairment reversal		8,789.7		1,540.9	1,156.3
Changes in any of the key judgments, such as a revision in reserves, changes in forecast benchmark commodity prices, foreign exchange rates, discount rates, capital or operating costs would impact the recoverable amounts of assets and any reversals or impairment charges would affect net income. The following sensitivities show the resulting impact on income before tax of the changes in discount rate and forecast benchmark commodity price estimates at March 31, 2022, with all other variables held constant:

CGU	Discount Rate		Commodity Prices
($ millions)	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%
Southeast Saskatchewan	(186.2)	204.8	367.6	(366.6)
Southwest Saskatchewan	(95.0)	104.6	201.1	(201.1)
Alberta	—	—	—	—
Northern U.S.	—	—	—	—
Increase (decrease)	(281.2)	309.4	568.7	(567.7)
The movement in the deferred tax asset and deferred tax liability was primarily a result of the impairment reversal recognized during the three months ended March 31, 2022. Deferred tax assets are recognized to the extent of expected utilization of tax attributes, based on estimated undiscounted future cashflows included in the Company's independent reserve report.
The Company recorded an impairment loss of $56.0 million during the first quarter of 2022 related to assets held for sale at March 31, 2022. The loss was recorded as a component of net impairment reversal. The assets were sold during the second quarter of 2022.

CRESCENT POINT ENERGY CORP.	8

2021 Impairment Reversal
At June 30, 2021, the Company determined that the recoverable amount of the Southeast Saskatchewan, Southwest Saskatchewan, Southern Alberta, and Northern U.S. CGUs exceeded their carrying amount. The full amounts of the impairment reversals were attributed to PP&E and, as a result, impairment reversals of $2.51 billion were recognized in net income. The impairment reversal was due to the significant increase in forecast benchmark commodity prices used in impairment testing at June 30, 2021 compared to March 31, 2020.
The following table summarizes the impairment reversal for the six months ended June 30, 2021 by CGU:

CGU ($ millions, except %)	Operating segment	Recoverable amount	Discount rate	Impairment reversal	Impairment reversal, net of tax
Southeast Saskatchewan	Canada	2,941.0	15.00%	917.7	688.1
Southwest Saskatchewan	Canada	1,422.6	15.00%	604.1	453.0
Southern Alberta (1)	Canada	1,911.9	15.00%	555.6	416.6
Northern U.S.	U.S.	861.9	15.00%	437.0	326.0
Total impairment reversal		7,137.4		2,514.4	1,883.7
(1)Subsequently referred to as the Alberta CGU. Refer to the Basis of Preparation section in the annual consolidated financial statements for year ended December 31, 2021 for additional information.
6.OTHER CURRENT LIABILITIES

($ millions)	September 30, 2022	December 31, 2021
Long-term compensation liability	38.6	40.6
Lease liability	24.9	25.5
Decommissioning liability	38.1	34.2
Other current liabilities	101.6	100.3
7.LONG-TERM DEBT

($ millions)	September 30, 2022	December 31, 2021
Bank debt	—	331.4
Senior guaranteed notes	1,456.8	1,638.8
Long-term debt	1,456.8	1,970.2
Long-term debt due within one year	544.2	278.1
Long-term debt due beyond one year	912.6	1,692.1
Bank debt
The Company has combined facilities of $2.30 billion, including a $2.20 billion syndicated unsecured credit facility with eleven banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity dates of the facilities is November 26, 2025. Both of these facilities constitute revolving credit facilities and are extendible annually.
The credit facilities and senior guaranteed notes have covenants which restrict the Company's ratio of senior debt to adjusted EBITDA to a maximum of 3.5:1.0, the ratio of total debt to adjusted EBITDA to a maximum of 4.0:1.0 and the ratio of senior debt to capital, adjusted for certain non-cash items as noted above, to a maximum of 0.55:1.0. The Company was in compliance with all debt covenants at September 30, 2022.
The Company had letters of credit in the amount of $2.7 million outstanding at September 30, 2022 (December 31, 2021 - $1.0 million).

CRESCENT POINT ENERGY CORP.	9

Senior guaranteed notes
At September 30, 2022, the Company has senior guaranteed notes of US$921.0 million and Cdn$195.0 million outstanding. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The Company's senior guaranteed notes are detailed below:

Principal ($ millions)	Coupon Rate	Hedged Equivalent (1) (Cdn$ millions)	Interest Payment Dates	Maturity Date	Financial statement carrying value
					September 30, 2022	December 31, 2021
Cdn$25.0	4.76%	—	November 22 and May 22	May 22, 2022	—	25.0
US$200.0	4.00%	—	November 22 and May 22	May 22, 2022	—	253.1
US$61.5	4.12%	80.3	October 11 and April 11	April 11, 2023	84.3	77.8
Cdn$80.0	3.58%	80.0	October 11 and April 11	April 11, 2023	80.0	80.0
Cdn$10.0	4.11%	10.0	December 12 and June 12	June 12, 2023	10.0	10.0
US$270.0	3.78%	274.7	December 12 and June 12	June 12, 2023	369.9	341.7
Cdn$40.0	3.85%	40.0	December 20 and June 20	June 20, 2024	40.0	40.0
US$257.5	3.75%	276.4	December 20 and June 20	June 20, 2024	352.8	325.9
US$82.0	4.30%	107.0	October 11 and April 11	April 11, 2025	112.3	103.8
Cdn$65.0	3.94%	65.0	October 22 and April 22	April 22, 2025	65.0	65.0
US$230.0	4.08%	291.1	October 22 and April 22	April 22, 2025	315.1	291.1
US$20.0	4.18%	25.3	October 22 and April 22	April 22, 2027	27.4	25.4
Senior guaranteed notes		1,249.8			1,456.8	1,638.8
Due within one year		445.0			544.2	278.1
Due beyond one year		804.8			912.6	1,360.7
(1)Includes underlying derivatives which fix the Company's foreign exchange exposure on its US dollar senior guaranteed notes.
Concurrent with the issuance of US$921.0 million senior guaranteed notes, the Company entered into cross currency swaps ("CCS") to manage the Company's foreign exchange risk. The CCS fix the US dollar amount of the individual tranches of notes for purposes of interest and principal repayments at a notional amount of $1.05 billion. See Note 18 - “Financial Instruments and Derivatives” for additional information.
8.LEASES
Right-of-use asset

($ millions)	Office (1)	Fleet Vehicles	Equipment	Total
Right-of-use asset at cost	121.9	25.4	10.9	158.2
Accumulated depreciation	(52.7)	(19.4)	(7.2)	(79.3)
Net carrying amount	69.2	6.0	3.7	78.9

Reconciliation of movements during the period
Cost, beginning of period	121.6	25.2	11.7	158.5
Accumulated depreciation, beginning of period	(44.3)	(16.1)	(6.7)	(67.1)
Net carrying amount, beginning of period	77.3	9.1	5.0	91.4

Net carrying amount, beginning of period	77.3	9.1	5.0	91.4
Additions	—	—	0.5	0.5
Depreciation	(8.1)	(3.2)	(1.2)	(12.5)
Lease modification	—	—	(0.6)	(0.6)
Foreign exchange	—	0.1	—	0.1
Net carrying amount, end of period	69.2	6.0	3.7	78.9
(1)A portion of the Company's office space is subleased. During the nine months ended September 30, 2022, the Company recorded sublease income of $2.5 million (nine months ended September 30, 2021 - $4.0 million) as a component of other income.

CRESCENT POINT ENERGY CORP.	10

Lease liability

($ millions)	September 30, 2022	December 31, 2021
Lease liability, beginning of period	141.4	156.5
Additions	0.5	5.9
Financing	4.3	6.5
Payments on lease liability	(19.6)	(27.7)
Other	(0.7)	0.2
Lease liability, end of period	125.9	141.4
Expected to be incurred within one year	24.9	25.5
Expected to be incurred beyond one year	101.0	115.9
Some leases contain variable payments that are not included within the lease liability as the payments are based on amounts determined by the lessor annually and not dependent on an index or rate. For the nine months ended September 30, 2022, variable lease payments of $1.1 million were included in general and administrative expenses relating to property tax payments on office leases (nine months ended September 30, 2021 - $1.1 million).
During the nine months ended September 30, 2022, the Company recorded $0.6 million in general and administrative expenses related to short-term leases and leases for low dollar value underlying assets (nine months ended September 30, 2021 - $0.5 million).
The undiscounted cash flows relating to the lease liability are as follows:

($ millions)	September 30, 2022
1 year	25.4
2 to 3 years	39.5
4 to 5 years	33.8
More than 5 years	46.7
Total (1)	145.4
(1)Includes both the principal and amounts representing interest.
9.DECOMMISSIONING LIABILITY
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. The estimated cash flows have been discounted using a risk-free rate of 3.09 percent and a derived inflation rate of 1.65 percent (December 31, 2021: risk-free rate of 1.68 percent and inflation rate of 1.82 percent).

($ millions)	September 30, 2022	December 31, 2021
Decommissioning liability, beginning of period	918.8	1,022.7
Liabilities incurred	17.7	13.6
Liabilities acquired through capital acquisitions	3.2	30.0
Liabilities disposed through capital dispositions	(46.4)	(220.3)
Liabilities settled (1)	(33.9)	(48.9)
Revaluation of acquired decommissioning liabilities (2)	3.7	36.1
Change in estimated future costs	—	74.2
Change in discount and inflation rate estimates	(196.9)	(3.8)
Accretion	14.0	15.4
Foreign exchange	1.3	(0.2)
Decommissioning liability, end of period	681.5	918.8
Expected to be incurred within one year	38.1	34.2
Expected to be incurred beyond one year	643.4	884.6
(1)Includes $17.1 million received from government subsidy programs during the nine months ended September 30, 2022 (year ended December 31, 2021 - $28.7 million).
(2)These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.

CRESCENT POINT ENERGY CORP.	11

10.SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	September 30, 2022		December 31, 2021
	Number of shares	Amount ($ millions)	Number of shares	Amount ($ millions)
Common shares, beginning of period	579,484,032	16,963.4	530,035,922	16,707.6
Issued on capital acquisitions	—	—	50,000,000	264.5
Issued on redemption of restricted shares	1,583,362	4.6	2,109,241	8.5
Issued on exercise of stock options	997,348	1.5	155,869	0.3
Common shares repurchased for cancellation	(22,741,700)	(207.7)	(2,817,000)	(17.5)
Common shares, end of period	559,323,042	16,761.8	579,484,032	16,963.4
Cumulative share issue costs, net of tax	—	(256.5)	—	(256.5)
Total shareholders’ capital, end of period	559,323,042	16,505.3	579,484,032	16,706.9
Normal Course Issuer Bid ("NCIB")
On March 4, 2022, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 57,309,975 common shares, or 10 percent of the Company's public float, as at February 28, 2022. The NCIB commenced on March 9, 2022 and is due to expire on March 8, 2023.
During the nine months ended September 30, 2022, the Company purchased 22.7 million common shares for total consideration of $207.7 million. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.
11.DEFICIT

($ millions)	September 30, 2022	December 31, 2021
Accumulated earnings (deficit)	(2,202.5)	(4,184.0)
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	8.4	8.4
Accumulated tax effect on redemption of restricted shares	15.6	13.2
Accumulated dividends	(7,768.1)	(7,686.3)
Deficit	(9,946.6)	(11,848.7)
(1)Premium Dividend TM and Dividend Reinvestment Plan – suspended in 2015.
(2)Share Dividend Plan – suspended in 2015.
12.CAPITAL MANAGEMENT

($ millions)	September 30, 2022	December 31, 2021
Long-term debt (1)	1,456.8	1,970.2
Adjusted working capital (surplus) deficiency (2)	(47.9)	201.6
Unrealized foreign exchange on translation of US dollar long-term debt	(210.6)	(166.8)
Net debt	1,198.3	2,005.0
Shareholders’ equity	7,213.0	5,405.3
Total capitalization	8,411.3	7,410.3
(1)Includes current portion of long-term debt.
(2)Adjusted working capital (surplus) deficiency is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable and prepaids and deposits.

CRESCENT POINT ENERGY CORP.	12

The following table reconciles cash flow from operating activities to adjusted funds flow from operations for the nine months ended September 30, 2022 and September 30, 2021:

($ millions)	September 30, 2022	September 30, 2021
Cash flow from operating activities	1,602.7	1,003.4
Changes in non-cash working capital	86.8	17.5
Transaction costs	3.3	12.2
Decommissioning expenditures	16.8	11.3
Adjusted funds flow from operations	1,709.6	1,044.4
Crescent Point's objective for managing its capital structure is to maintain a strong balance sheet and capital base to provide financial flexibility, position the Company to fund future development projects and provide returns to shareholders.
Crescent Point manages its capital structure and short-term financing requirements using a measure not defined in IFRS, or standardized, the ratio of net debt to adjusted funds flow from operations. Net debt to adjusted funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet and might not be comparable to similar financial measures disclosed by other issuers. Crescent Point's objective is to manage this metric to be well positioned to execute its business objectives during periods of volatile commodity prices. Crescent Point monitors this ratio and uses this as a key measure in capital allocation decisions including capital spending levels, returns to shareholders including dividends and share repurchases, and financing considerations. The Company's net debt to adjusted funds flow from operations ratio for the trailing four quarters at September 30, 2022 was 0.6 times (December 31, 2021 - 1.4 times).
Crescent Point is subject to certain financial covenants on its credit facilities and senior guaranteed notes agreements and was in compliance with all financial covenants as at September 30, 2022. See Note 7 - "Long-term Debt" for additional information regarding the Company's financial covenant requirements.
Crescent Point retains financial flexibility with significant liquidity on its credit facilities. The Company continuously monitors the commodity price environment and manages its counterparty exposure to mitigate credit losses and protect its balance sheet.
13.COMMODITY DERIVATIVE GAINS (LOSSES)

	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Realized losses	(120.2)	(88.2)	(546.2)	(245.6)
Unrealized gains (losses)	283.7	(22.1)	100.1	(213.9)
Commodity derivative gains (losses)	163.5	(110.3)	(446.1)	(459.5)
14.OTHER INCOME

	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Unrealized gain (loss) on long-term investments	—	(3.0)	—	3.1
Realized gain on sale of long-term investments	—	7.0	—	7.0
Gain on capital dispositions	23.3	1.9	26.1	58.4
Government subsidy for decommissioning expenditures	4.2	4.7	17.1	19.4
Sublease income	1.3	1.3	2.5	4.0
Other	0.1	(3.1)	6.3	(3.0)
Other income	28.9	8.8	52.0	88.9
15.INTEREST EXPENSE

	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Interest expense on long-term debt	15.3	23.2	53.1	71.1
Unrealized gain on interest derivative contracts	(5.9)	(3.7)	(5.6)	(1.3)
Interest expense	9.4	19.5	47.5	69.8

CRESCENT POINT ENERGY CORP.	13

16.FOREIGN EXCHANGE LOSS

	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Realized gain on CCS - principal	—	27.8	63.8	3.9
Translation of US dollar long-term debt	(76.9)	(53.7)	(107.6)	20.0
Unrealized gain (loss) on CCS - principal and foreign exchange swaps	63.4	13.3	20.9	(31.3)
Other	5.7	3.0	8.3	1.0
Foreign exchange loss	(7.8)	(9.6)	(14.6)	(6.4)
17.SHARE-BASED COMPENSATION
The following table reconciles the number of restricted shares, Employee Share Value Plan ("ESVP") awards, Performance Share Units ("PSUs") and Deferred Share Units ("DSUs") for the nine months ended September 30, 2022:

	Restricted Shares	ESVP Awards	PSUs (1)	DSUs
Balance, beginning of period	3,267,717	8,329,291	3,214,620	1,556,780
Granted	692,732	1,261,774	904,469	116,459
Redeemed	(1,587,679)	(3,691,820)	—	(19,594)
Forfeited	(14,892)	(583,169)	—	—
Balance, end of period	2,357,878	5,316,076	4,119,089	1,653,645
(1)Based on underlying units before any effect of performance multipliers.
The following table provides summary information regarding stock options outstanding as at September 30, 2022:

	Stock Options (number of units)	Weighted average exercise price ($)
Balance, beginning of period	5,839,464	4.04
Exercised	(1,397,037)	3.21
Forfeited	(197,111)	1.96
Expired	(11,403)	2.28
Balance, end of period	4,233,913	4.42

Range of exercise prices ($)	Number of stock options outstanding	Weighted average remaining term for options outstanding (years)	Weighted average exercise price per share for options outstanding ($)	Number of stock options exercisable	Weighted average exercise price per share for options exercisable ($)
1.09 - 1.65	2,060,840	4.50	1.09	344,322	1.09
1.66 - 5.16	513,770	3.51	3.92	145,916	3.90
5.17 - 9.86	537,334	5.05	5.87	108,151	8.27
9.87 - 10.06	1,121,969	2.28	10.06	1,121,969	10.06
	4,233,913	3.86	4.42	1,720,358	7.63
The volume weighted average trading price of the Company's common shares was $9.39 per share during the nine months ended September 30, 2022.
18.FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
a) Carrying amount and fair value of financial instruments
The fair value of cash, accounts receivable, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facilities bear interest at floating rates and credit spreads that are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
Crescent Point's derivative assets and liabilities are transacted in active markets, classified as financial assets and liabilities at fair value through profit or loss and fair valued at each period with the resulting gain or loss recorded in net income.
At September 30, 2022, the senior guaranteed notes had a carrying value of $1.46 billion and a fair value of $1.40 billion (December 31, 2021 - $1.64 billion and $1.62 billion, respectively).

CRESCENT POINT ENERGY CORP.	14

Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. Crescent Point's derivative assets and liabilities are classified as Level 2 with values based on inputs including quoted forward prices for commodities, time value and volatility factors. Accordingly, the Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.
The following table summarizes the fair value as at September 30, 2022 and the change in fair value for the nine months ended September 30, 2022:

($ millions)	Commodity (1)	Interest (2)	Foreign exchange (3)	Equity	Total
Derivative assets (liabilities), beginning of period	(154.4)	5.6	170.6	33.8	55.6
Unrealized change in fair value	100.1	5.6	20.9	(9.3)	117.3
Derivative assets (liabilities), end of period	(54.3)	11.2	191.5	24.5	172.9

Derivative assets, end of period	21.0	11.2	194.0	25.5	251.7
Derivative liabilities, end of period	(75.3)	—	(2.5)	(1.0)	(78.8)
(1)Includes crude oil, crude oil differentials, propane, natural gas and natural gas differential contracts.
(2)Interest payments on CCS.
(3)Includes principal portion of CCS and foreign exchange contracts.
b) Risks associated with financial assets and liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates, foreign exchange rates and equity price as well as credit and liquidity risk.
Commodity price risk
The Company is exposed to commodity price risk on crude oil and condensate, NGLs and natural gas revenues as well as power on electricity consumption. To manage a portion of this risk, the Company has entered into various derivative agreements.
The following table summarizes the unrealized gains (losses) on the Company's commodity financial derivative contracts and the resulting impact on income before tax due to fluctuations in commodity prices or differentials, with all other variables held constant:

($ millions)	September 30, 2022		September 30, 2021
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil and condensate	(76.1)	74.0	(143.7)	138.8
Natural gas	(4.1)	4.3	(2.5)	2.5
Propane	(0.1)	0.1	(0.7)	0.7
Differential
Crude oil	0.1	(0.1)	1.3	(1.3)
Natural gas	3.8	(3.8)	—	—
Interest rate risk
The Company is exposed to interest rate risk on amounts drawn on its bank credit facilities to the extent of changes in market interest rates. At September 30, 2022, the Company was undrawn on its credit facilities and had no floating rate debt outstanding therefore no current exposure to changes in market interest rates.
Foreign exchange risk
The Company is exposed to foreign exchange risk in relation to its US dollar denominated long-term debt, investment in U.S. subsidiaries and in relation to its crude oil sales. Crescent Point utilizes foreign exchange derivatives to hedge its foreign exchange exposure on its US dollar denominated long-term debt. To reduce foreign exchange risk relating to crude oil sales, the Company utilizes a combination of foreign exchange swaps and fixed price WTI crude oil contracts that settle in Canadian dollars.

CRESCENT POINT ENERGY CORP.	15

The following table summarizes the resulting unrealized gains (losses) impacting income before tax due to the respective changes in the period end and applicable foreign exchange rates, with all other variables held constant:

($ millions)	Exchange Rate	September 30, 2022		September 30, 2021
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar long-term debt	Period End	126.2	(126.2)	194.6	(194.6)
Cross currency swaps	Forward	(127.7)	127.7	(202.1)	202.1
Foreign exchange swaps	Forward	5.1	(5.1)	(4.8)	4.8
Equity price risk
The Company is exposed to equity price risk on its own share price in relation to certain share-based compensation plans detailed in Note 17 - “Share-based Compensation”. The Company has entered into total return swaps to mitigate its exposure to fluctuations in its share price by fixing the future settlement cost on a portion of it's cash settled plans.
The following table summarizes the unrealized gains (losses) on the Company's equity derivative contracts and the resulting impact on income before tax due to the respective changes in the applicable share price, with all other variables held constant:

($ millions)	September 30, 2022		September 30, 2021
Share price	Increase 50%	Decrease 50%	Increase 50%	Decrease 50%
Total return swaps	23.6	(23.6)	23.7	(23.7)
Credit risk
The Company is exposed to credit risk in relation to its physical oil and gas sales, financial counterparty and joint venture receivables. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. To mitigate credit risk associated with its physical sales portfolio, Crescent Point obtains financial assurances such as parental guarantees, letters of credit, prepayments and third party credit insurance. Including these assurances, approximately 99 percent of the Company's oil and gas sales are with entities considered investment grade.
At September 30, 2022, approximately 3 percent (December 31, 2021 - 3 percent) of the Company's accounts receivable balance was outstanding for more than 90 days and the Company's average expected credit loss was 0.96 percent (December 31, 2021 - 0.92 percent) on a portion of the Company’s accounts receivable balance relating to joint venture receivables.
Liquidity risk
The Company manages its liquidity risk through managing its capital structure and continuously monitoring forecast cash flows and available credit under existing banking facilities as well as other potential sources of capital.
At September 30, 2022, the Company had available unused borrowing capacity on bank credit facilities of approximately $2.30 billion as well as cash of $225.5 million.
c) Derivative contracts
The following is a summary of the derivative contracts in place as at September 30, 2022:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
	Swap		Collar			Three-way Collar
Term	Volume (bbls/d)	Average Price ($/bbl)	Volumes (bbls/d)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Volume (bbls/d)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Sold Put Price ($/bbl)
2022 October - December	13,500	83.04	18,250	88.22	75.69	10,000	88.18	77.25	66.40
2023 January - September	1,813	90.04	12,300	115.06	101.38	824	118.11	96.00	76.00
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial WTI Crude Oil Differential Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Contract	Basis	Fixed Differential ($/bbl)
2022 October - December	2,000	Basis Swap	MSW (2)	(5.50)
(1) The volumes and prices reported are the weighted average volumes and prices for the period.
(2) MSW refers to Mixed Sweet Blend crude oil differential.

CRESCENT POINT ENERGY CORP.	16

Financial Conway Propane Derivative Contracts – Canadian Dollar (1)
Term	Contract	Volume (gals/d)	Average Price ($/gal)
October 2022	Swap	21,000	1.32
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)
	Swap		Collar
	Volume (GJ/d)	Average Price ($/GJ)	Volume (GJ/d)	Average Sold Call Price ($/GJ)	Average Bought Put Price ($/GJ)
Term
2022 October - December	5,054	4.15	24,946	9.94	4.52
2023 January - October	21,118	4.72	8,882	10.21	4.48
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial NYMEX Natural Gas Differential Derivative Contracts – US Dollar (1)
Term	Volume (mmbtu/d)	Contract	Basis	Fixed Differential (US$/mmbtu)
October 2022 - March 2025	17,500	Basis Swap	AECO	(0.94)
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Cross Currency Derivative Contracts
Term	Contract	Receive Notional Principal (US$ millions)	Fixed Rate (US%)	Pay Notional Principal (Cdn$ millions)	Fixed Rate (Cdn%)
October 2022 - April 2023	Swap	61.5	4.12	80.3	3.71
October 2022 - June 2023	Swap	270.0	3.78	274.7	4.32
October 2022 - June 2024	Swap	257.5	3.75	276.4	4.03
October 2022 - April 2025	Swap	82.0	4.30	107.0	3.98
October 2022 - April 2025	Swap	230.0	4.08	291.1	4.13
October 2022 - April 2027	Swap	20.0	4.18	25.3	4.27

Financial Foreign Exchange Forward Derivative Contracts
Settlement Date	Contract	Receive Currency	Receive Notional Principal ($ millions)	Pay Currency	Pay Notional Principal ($ millions)
October 2022	Swap	US$	11.0	Cdn$	14.8
October 2022	Swap (1)	Cdn$	63.8	US$	48.0
(1)Based on an average floating exchange rate.

Financial Equity Derivative Contracts		Notional Principal ($ millions)	Number of shares
Term	Contract
October 2022 - April 2023	Swap	11.9	4,060,760
October 2022 - April 2024	Swap	7.2	1,103,860
October 2022 - April 2025	Swap	3.6	386,014

CRESCENT POINT ENERGY CORP.	17

19.SUPPLEMENTAL DISCLOSURES
Cash flow statement presentation

	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Operating activities
Changes in non-cash working capital:
Accounts receivable	134.9	2.7	(81.1)	(106.3)
Prepaids and deposits	(2.5)	0.7	(9.6)	(5.6)
Accounts payable and accrued liabilities	(54.1)	11.8	9.9	63.3
Other current liabilities	—	4.0	(2.0)	21.9
Other long-term liabilities	1.0	4.5	(4.0)	9.2
	79.3	23.7	(86.8)	(17.5)
Investing activities
Changes in non-cash working capital:
Accounts receivable	0.6	(1.3)	(2.0)	(0.4)
Accounts payable and accrued liabilities	16.7	62.9	27.3	41.2
	17.3	61.6	25.3	40.8
Financing activities
Changes in non-cash working capital:
Accounts payable and accrued liabilities	10.0	—	10.0	—
Dividends payable	7.9	17.5	1.4	17.7
	17.9	17.5	11.4	17.7

CRESCENT POINT ENERGY CORP.	18

Supplementary financing cash flow information
The Company's reconciliation of cash flow from financing activities is outlined in the table below:

($ millions)	Dividends payable	Long-term debt (1)	Lease liability (2)
December 31, 2020	1.3	2,259.6	156.5
Changes from cash flow from financing activities:
Increase in bank debt, net		188.3
Repayment of senior guaranteed notes		(217.6)
Realized gain on cross currency swap maturity		3.9
Cash dividends paid	(4.1)
Payments on principal portion of lease liability			(15.6)
Non-cash changes:
Cash dividends declared	21.8
Additions			3.6
Foreign exchange		(24.3)
September 30, 2021	19.0	2,209.9	144.5

December 31, 2021	43.5	1,970.2	141.4
Changes from cash flow from financing activities:
Decrease in bank debt, net		(338.5)
Repayment of senior guaranteed notes		(281.8)
Realized gain on cross currency swap maturity		63.8
Cash dividends paid	(80.4)
Payments on principal portion of lease liability			(15.3)
Non-cash changes:
Cash dividends declared	81.8
Additions			0.5
Other			(0.7)
Foreign exchange		43.1
September 30, 2022	44.9	1,456.8	125.9
(1)Includes current portion of long-term debt.
(2)Includes current portion of lease liability.
20.GEOGRAPHICAL DISCLOSURE
The following table reconciles oil and gas sales by country:

	Three months ended September 30		Nine months ended September 30
($ millions) (1)	2022	2021	2022	2021
Canada
Crude oil and condensate sales	800.1	613.1	2,587.7	1,706.6
NGL sales	55.6	63.6	173.3	141.8
Natural gas sales	74.6	46.2	221.8	104.6
Total Canada	930.3	722.9	2,982.8	1,953.0
U.S.
Crude oil and condensate sales	140.8	86.3	421.1	293.6
NGL sales	13.8	12.0	43.7	41.3
Natural gas sales	12.4	5.5	28.9	18.2
Total U.S.	167.0	103.8	493.7	353.1
Total oil and gas sales	1,097.3	826.7	3,476.5	2,306.1
(1)Oil and gas sales are reported before realized derivatives.

CRESCENT POINT ENERGY CORP.	19

The following table reconciles non-current assets by country:

($ millions)	September 30, 2022	December 31, 2021
Canada	8,196.5	7,551.0
U.S.	1,458.7	1,209.3
Total	9,655.2	8,760.3

CRESCENT POINT ENERGY CORP.	20

Directors
Barbara Munroe, Chair (6)
James Craddock (2) (3) (5)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (5)
Jennifer Koury (2) (5)
Francois Langlois (1) (3) (4)
Myron Stadnyk (2) (3) (4)
Mindy Wight (1) (2)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Michael Politeski
Vice President, Finance and Treasurer
Shelly Witwer
Vice President, Business Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Shant Madian
Vice President, Capital Markets
(403) 693-0020
Sarfraz Somani
Manager, Investor Relations
(403) 693-0020

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